        "This document is a copy of the statement on Schedule 13G
        (Amendment No. 1) filed on February 18, 1997 pursuant to a Rule 201 temporary hardship exemption."


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13G




                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*


                             Martin Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    57326K102
                    --------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
CUSIP No. 57326K102                                                13G                       PAGE  2  OF  7  PAGES

------------------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          James D. Wilson
------------------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                           (a) [ ]
                                                                                                                           (b) [ ]
------------------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
     NUMBER OF          5      SOLE VOTING POWER
      SHARES
   BENEFICIALLY                88,500 shares(1)
     OWNED BY       ----------------------------------------------------------------------------------------------------------------
       EACH             6      SHARED VOTING POWER
     REPORTING
      PERSON                   3,430,747 shares(2)(3)
       WITH         ----------------------------------------------------------------------------------------------------------------
                        7      SOLE DISPOSITIVE POWER

                               88,500 shares(1)
                    ----------------------------------------------------------------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER

                               3,430,747 shares(2)(3)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,519,247 shares (1)(2)(3)
------------------------------------------------------------------------------------------------------------------------------------
  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

------------------------------------------------------------------------------------------------------------------------------------
  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          40.3%(4)
------------------------------------------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
  12
                   IN
------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 2 of 7 pages

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ITEM 1. (A)   NAME OF ISSUER: Martin Industries, Inc.

ITEM 1. (B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  301 East Tennessee Street
                  Florence, Alabama 35630


ITEM 2. (A)   NAME OF PERSON FILING: James D. Wilson

ITEM 2. (B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  301 East Tennessee Street
                  Florence, Alabama 35630

ITEM 2. (C)   CITIZENSHIP: United States of America

ITEM 2. (D)   TITLE OF CLASS OF SECURITIES: Common Stock, $0.01 par value

ITEM 2. (E)   CUSIP NO.: 57326K102

ITEM 3.       Not applicable

ITEM 4.       OWNERSHIP.

      (a)  Amount Beneficially Owned:

           3,519,247 shares (1)(2)(3)

      (b)  Percent of Class: 40.3% (4)

      (c)  Number of Shares as to Which Such Person Has:

           (i)     Sole power to vote or to direct the vote:

                   88,500 shares (1)

           (ii)    Shared power to vote or to direct the vote:

                   3,430,747 shares (1)(2)(3)

           (iii)   Sole power to dispose or to direct the disposition of:

                   88,500 shares (1)


                                Page 3 of 7 pages

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              (iv)    Shared power to dispose or to direct the disposition of:

                      3,430,747 shares (1)(2)(3)


ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              Not applicable.


ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              The reporting person is a member of the committee (the "Administrative Committee") that is responsible for administering the Issuer's Employee Stock Ownership Plan and Related Trust (the "ESOP"), which responsibility includes directing the trustees of the ESOP with respect to the voting of shares held by the ESOP which have not been allocated to the accounts of participating employees and allocated shares for which no voting instructions have been received by the trustees. The reporting person also serves as a trustee of the ESOP. Participants in the ESOP are entitled to direct the voting of shares allocated to their ESOP accounts. To the extent dividends are declared and paid, the dividends attributable to the ESOP's shares, including shares allocated to participants' accounts, may, pursuant to the terms of the ESOP, be directed by the Administrative Committee to be used to reduce the debt incurred by the ESOP for its original acquisition of the Common Stock held by the ESOP. In such event, the dividends paid with respect to allocated shares are paid to participants in the form of additional shares released to such participants' ESOP accounts. As of December 31, 1996, the ESOP owned of record 3,429,747 shares of Common Stock, or 39.3% of the shares outstanding presently, of which 1,368,888 shares have been allocated to the accounts of participating employees.

              In addition to the reporting person, William H. Martin, III, James
W. Truitt, Louis J. Martin, II, William D. Biggs, Jim D. Caudle, Sr., Herbert J. Dickson, Bill G. Hughey and Charles R. Martin also serve as members of the Administrative Committee, and the reporting person, James W. Truitt and Louis J. Martin, II serve as trustees of the ESOP. The individual members of the Administrative Committee and the trustees also beneficially own additional shares of Common Stock in the Company that are not owned of record by the ESOP, and each member has made an individual filing on Schedule 13G. No member of the Administrative Committee or trustee is currently a participant in the ESOP. The reporting person disclaims beneficial ownership of the shares held by the ESOP and further disclaims that the ESOP and its trustees and Administrative Committee constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        Not applicable.



                                Page 4 of 7 pages

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ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              Not applicable.  See Item 6 above.


ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

              Not applicable.


ITEM 10.      CERTIFICATION.

              Not applicable.


                                Page 5 of 7 pages

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NOTES TO SCHEDULE 13G

(1) Includes 1,000 shares of Common Stock held jointly by Mr. Wilson with his spouse. Does not include 135 shares of Common Stock held by Mr. Wilson's spouse, with respect to which shares Mr. Wilson disclaims beneficial ownership, and 95,000 shares of Common Stock which Mr. Wilson is entitled to acquire pursuant to options to acquire said shares that are not exercisable within 60 days.

(2) Includes 3,429,747 shares of Common Stock held by the Issuer's Employee Stock Ownership Plan and Related Trust (the "ESOP"). Mr. Wilson is a member of the committee that is responsible for administering the ESOP (the "Administrative Committee"), which responsibility includes directing the trustees of the ESOP with respect to the voting of shares held by the ESOP which have not been allocated to the accounts of participating employees and allocated shares for which no voting instructions have been received by the trustees. Participants in the ESOP are entitled to direct the voting of shares allocated to their ESOP accounts. Pursuant to the terms of the ESOP, the Administrative Committee is responsible for certain investment decisions (including decisions regarding acquisition and disposition) regarding assets held by the ESOP. In the event the trustees of the ESOP receive an offer to sell or to tender all shares of the Common Stock held by the ESOP, the Administrative Committee, without solicitation of approval from participating employees (unless the committee decides otherwise), determines whether or not to tender or sell said shares. Mr. Wilson is not currently a participant in the ESOP and disclaims beneficial ownership of the Common Stock held by the ESOP.

(3) Share information for purposes of determining the percentage of outstanding Common Stock held by the reporting person is based upon information regarding the number of outstanding shares of Common Stock as of December 31, 1996 received from the Issuer as of February 12, 1997. Also, solely for the purpose of computing the percentage of outstanding Common Stock held by the reporting person, the shares of Common Stock which the reporting person has the right to acquire upon exercise of options that were exercisable within 60 days are deemed to be outstanding.



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                                  SIGNATURES

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 13, 1997                              /s/ JAMES D. WILSON
                                                     --------------------
                                                         James D. Wilson